John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@lfg.com

VIA EDGAR

December 22, 2010

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549-0506

Re:         Lincoln Life & Annuity Flexible Premium Variable Life Account M
(the “Separate Account”)
Lincoln Life & Annuity Company of New York (“LLANY”)
File No.: 333-155333; 811-08559; CIK: 0001051629
Post-Effective Amendment No. 13, Form N-6, Rule 485(b)

Dear Sir or Madam:

Today we are electronically filing on EDGAR a post-effective amendment to the referenced registration statement to add a supplement to the prospectus.  This filing has incorporated all the revisions you have suggested.  I would like to confirm the contract name on the front cover of the prospectus (Lincoln AssetEdge® VUL) is and will continue to be the same as the EDGAR class identifier.  The purpose of this amendment is to reflect a corrected number to the Surrender Charge for a Representative Insured shown in “Table I: Transaction Fees” (also reflected on the sample policies and how the surrender charge is calculated in both Appendix A and Appendix A-1 and B) as mandated by the New York Insurance Department.

Accordingly, Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Distributors, Inc., as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Also, the required financial statements are being incorporated by reference.  Consent of independent registered public accounting firm and opinion of counsel are being submitted herewith.  I am representing LLANY in these matters.  Please contact me at (860) 466-1539, with any questions or comments about this filing. Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel